Exhibit 99.1

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON MARCH 23, 2022

1.Date, Time and Venue: On April 27, 2022, at 09:00 a.m., in a meeting through exclusively digital means (videoconference), in accordance with item 6.4. of the Internal Rules of the Board of Directors (“Board”) of Suzano S.A. (“Suzano” or “Company”).

2.Convening and Attendance: The following Directors attended the Meeting: David Feffer (Chairman of the Board), Nildemar Secches (Vice-Chairman of the Board), Daniel Feffer (Vice-Chairman of the Board), Maria Priscila Rodini Vansetti Machado (Director), Ana Paula Pessoa (Director), Rodrigo Calvo Galindo (Director), Paulo Rogerio Caffarelli (Director), Paulo Sergio Kakinoff (Director) and Gabriela Feffer Moll (Director). The meeting was also attended by Mr. Stefan Tasoko as Secretary.

3.Chairman and Secretary: The Meeting was chaired by Mr. David Feffer, and Mr. Stefan Tasoko acted as secretary.

4.Agenda: To resolve on: (a) the acquisition of all equity interests of the companies VITEX BA PARTICIPAÇÕES S.A., VITEX MS PARTICIPAÇÕES S.A., VITEX SP PARTICIPAÇÕES S.A., VITEX ES PARTICIPAÇÕES S.A., PARKIA SP PARTICIPAÇÕES S.A., PARKIA BA PARTICIPAÇÕES S.A., PARKIA MS PARTICIPAÇÕES S.A. and PARKIA ES PARTICIPAÇÕES S.A. (“Equity Interests”), companies held by Investimentos Florestais Fundo De Investimento em Participações Multiestratégia and Arapar Participações S.A., which hold the interests in four operating limited companies (specific purpose vehicles) that have real estate and forest assets in the States of Mato Grosso do Sul, São Paulo, Bahia and Espírito Santo (“Transaction”); and (b) issuing an opinion on the proposal of the Company’s Management for holding an Extraordinary General Meeting to be convened to resolve on the approval of the Transaction, under article 256 of the Brazilian Corporations Law (“EGM 256”); (c) approving the convening of EGM 256; and (d) delegating to the Company’s Executive Board the authority to hold the EGM 256.

5.Minutes in Summary Form: The Directors unanimously approved the drawing up of these minutes in summary form.

6.Resolutions: The Directors, unanimously and without reservations, resolved to:

(a) recommend the approval of the Transaction, consisting on the acquisition of the Equity Interests, based on the following main conditions: (i) acquisition price of six hundred sixty-seven million

United States dollars (USD 667,000,000.00), to be paid in two installments, the first one on the closing of the Transaction, in the amount of three hundred and thirty million United States dollars (USD 330,000,000.00), and the second one on the first anniversary of the closing of the Transaction, in the amount of three hundred thirty-seven million United States dollars (USD 337,000,000.00); and (ii) the transaction is subject to approval by the Brazilian Antitrust Authority - CADE, the confirmation of the Financial Statements consolidated by the independent auditors of the acquired companies, the approval of the transaction by EGM 256 and the other usual conditions precedent of this kind of transaction.

(b) issue an opinion in favor of the Management’s proposal to be submitted to the Extraordinary General Shareholders’ Meeting of the Company, with the purpose of approving the Transaction, in compliance with article 256 of the Brazilian Corporations Law.

(c) approve the convening of EGM 256 in order to approve the Transaction.

(d) delegate to the Company’s Executive Board the authority to prepare and sign the documents necessary to convene and hold EGM 256, as well as to engage a specialized company to prepare the report, under article 256, §1, of the Brazilian Corporations Law.

7.Closure: There being no further matters to be discussed, the meeting was closed. The minutes of the Meeting were drafted, read and approved by all Directors present.

8.Signatures: Board: David Feffer (Chairman) and Stefan Tasoko (Secretary). Directors present: David Feffer (Chairman of the Board), Daniel Feffer (Vice-Chairman of the Board), Nildemar Secches (Vice-Chairman of the Board), Ana Paula Pessoa (Director), Gabriela Feffer Moll (Director), Maria Priscila Rodini Vansetti Machado (Director), Paulo Rogerio Caffarelli (Director), Paulo Sergio Kakinoff (Director) and Rodrigo Calvo Galindo (Director).

(This is a true copy of the original drafted in proper book)

São Paulo, SP, April 27, 2022.

__________________________ Stefan Tasoko Secretary